July 26, 2007

Genpact Limited
Registration Statement on Form S-1
Filed May 11, 2007
File No. 333-142875

Dear Mr. Woody:

We refer to the letter of July 10, 2007 (the “July 10 SEC Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Genpact Limited (“Genpact Limited” or the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form S-1 File No. 333-142875 filed on May 11, 2007 and Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on July 3, 2007 (and together with Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on July 16, 2007 and Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on July 20, 2007, the “Registration Statement”) along with the Company’s response letter dated July 16, 2007 and the Company’s telephone conversation with the Staff on July 25, 2007 (the “July 25 Call”).  We are providing this response on behalf of the Company, which is based on information provided by the Company.

As requested by Staff on the July 25 Call, the response provided below sets forth the basis for the Company’s conclusion that the 2007 Reorganization should be accounted for at the carrying value of the assets and liabilities prior to the reorganization.

Response: The Company notes that paragraph 11 of SFAS No. 141, Business Combinations, provides that the term business combination excludes exchanges of equity interests between entities under common control.  SFAS No. 141 provides examples of transactions that qualify as transactions between entities under common control.  Genpact Limited is a newly formed entity and the 2007 Reorganization is synonymous with the example in paragraph D-11a.  The Company further notes that EITF 02-5, Definition of “Common Control” in relation to FASB Statement No. 141 provides the SEC staff’s views that common control exists only in the situations listed in paragraphs 3(a) to 3(c) of EITF 02-5.

The Company believes that as Genpact Investment Co (Lux) SICAR S.à.r.l. (“GICo”) held 63.2% of the ownership interest in the business of Genpact Global Holdings SICAR S.à.r.l. (“GGH”) prior to the 2007 Reorganization and continues to hold 63.2% of the ownership interest in the business (now transferred to and represented by Genpact Limited) after the 2007 Reorganization, the transaction qualifies as a transaction between entities under common control as contemplated in paragraph 3(a) of EITF 02-5 as an enterprise holds more than 50% of the voting ownership interest of both GGH and Genpact Limited.

While the Company believes that the majority voting interest held by GICo, which is a separate legal entity, adequately demonstrates common control, even if one ‘looks-through’ GICo and evaluates the relationship between the shareholders of GICo, common control exists as contemplated in paragraph 3(c) of EITF 02-5.  In the current situation, General Atlantic and Oak Hill, which together own approximately 100% of the voting ownership interest of GICo (and thus effectively own 62.3% of the business), have a written agreement to vote their voting interest and exercise control in concert.

Lastly, the Company acknowledges that as a part of the 2007 Reorganization, the ownership interest held by the minority shareholders in GGH were exchanged for shares issued by Genpact Limited.  FASB Technical Bulletin (“FTB”) No. 85-5, Issues Relating to Accounting for Business Combinations, provides guidance on the accounting implications if the minority shareholders are a party to the exchange of shares.  Paragraph 6 of FTB 85-5 provides that if the shares held by the minority shareholders are exchanged, the exchange should either be recorded by the purchase method under paragraph 14 of SFAS No. 141 or at carrying values prior to the exchange, depending on the substance of the transaction.  Paragraph 6 further specifies that if the exchange lacks substance, it is not a purchase event and should be recorded at the existing carrying amounts.

As an example, FTB 85-5 provides that if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned entity prior to the exchange, a change in ownership interest has not taken place, and the exchange should be accounted for based on the carrying amounts of the assets and liabilities prior to the exchange.  The Company believes that the current situation is similar to this example in FTB 85-5.  In the current situation, the ownership interest held by the minority shareholders remains unchanged at 36.8% prior to and after the exchange.  Additionally, the only asset of Genpact Limited represents its ownership interest in GGH and thus the business of Genpact Limited represents the business of GGH.  Thus, based on the guidance in paragraph 6 of FTB 85-5, the Company has concluded that the exchange lacks substance, is not a purchase event and accordingly should be recorded at the carrying values.

____________

Please contact the undersigned at (212) 474-1154, or, in my absence, Michael Clayton at (212) 474-1754, with any questions you may have regarding the Registration Statement.

Sincerely,

Timothy G. Massad

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

With a copy to:

Mr. Robert Telewicz
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Paul Dudek
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Vivek Gour
Chief Financial Officer
Genpact
DLF City - Phase V
Sector 53, Gurgaon
Haryana State 122002
INDIA

Mr. Victor F. Guaglianone
Senior Vice President and General Counsel
Genpact
1251 Avenue of the Americas
41st Floor
New York, NY 10020-1104

Mr. Rakesh Dewan
Partner
KPMG
4B, DLF Corporate Park
DLF City, Phase III
Gurgaon 122 002
INDIA